August 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Carlton Tartar, Accounting Branch Chief Staci Shannon, Staff Accountant

Re:	Gilead Sciences, Inc.

Comment Letter Dated August 12, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File Number: 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 12, 2009 (the “Comment Letter”) with respect to our Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”). For your convenience, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Item 9A.      Controls and Procedures, page 69

1.	Your disclosure includes a partial definition of disclosure controls and procedures. Please revise to include the complete definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). Specifically, your disclosure should be revised to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Gilead response: In response to the Staff’s comment, with respect to the disclosure in the 2008 Form 10-K, we affirm that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In future filings, we will include the requested disclosure. For example, the disclosure in our next Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 will be substantially as follows, if true.

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA
phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

Proposed Disclosure:

An evaluation as of September 30, 2009 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our “disclosure controls and procedures,” which are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act) as controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at September 30, 2009.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition

Product Returns, page 85

2.	You disclose that you accept product returns in the United States that have expired for one year after the expiration date. Please tell us whether you exchange product from your inventory for the returned products. If so, please quantify the amount of product exchanges for each year presented, and tell us how you account for your estimate of returns at the time of the product sale, and how you account for returns when they are actually returned and make the exchange. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us an example showing the journal entries made. Revise your disclosure as appropriate to discuss product exchanges, or tell us why no revisions are required.

Gilead response: In response to the Staff’s comment, we respectfully inform the Staff that we do not have the practice of exchanging product from our inventory when our customers return expired product. Rather, we issue credit memos to our customers for such returns. As such, we believe that no additional information or disclosure is required at this time with respect to the Staff’s comment.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robin L. Washington
Robin L. Washington
Senior Vice President and Chief Financial Officer